February 8, 2006

Joseph A. Foti

Senior Assistant Chief Accountant

United States

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Archon Corporation
SEC Comment Letter Dated January 23, 2006
Form 10-K for the Fiscal Year Ended September 30, 2005
Filed: January 6, 2006
File No.: 1-09481

Dear Mr. Foti:

We are in receipt of your correspondence dated January 23, 2006 requesting additional information for the above referenced corporation. In response to your request for additional information for the Form 10-K for the Fiscal Year Ended September 30, 2005, the following is submitted:

FORM 10-K (Fiscal Year Ended September 30, 2005

Management’s Discussion and Analysis, page 11:

Results of Operations – Fiscal 2005 Compared to Fiscal 2004, page 12

1.	We note the segment footnote to your audited financial statements discloses that “segment-level EBITDA” is the primary measure used to evaluate your business segments’ performance. As such, revise your MD&A discussion to include this segment profitability measure, and provide and an analysis of how this measure is determined and used by the chief operating decision maker in evaluating segment performance and allocating resources. We refer you to Question 19 of the “Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures”, issued June 2003.

Response: Historically, the Company has used EBITDA as a primary measure to evaluate business segments as the Company was primarily involved in significant hotel/casino operations. However, as the Company is becoming an entity driven by real estate holdings (Las Vegas Strip land and Investment Properties owned), management believes it is appropriate to disclose this in future filings. The Company’s chief operating decision maker’s analysis of segment performance is becoming less involved with EBITDA but more involved with real estate holdings. Based thereon, the Company plans, in future filings, to emphasize its significant real estate holdings and to no longer use the EBITDA measurement tool in evaluating segment performance.

Mr. Joseph A. Foti

Securities and Exchange Commission

February 8, 2006

Therefore, any references within each segment’s operating results will exclude references and calculations of EBITDA.

2.	Please expand your segment results of operations to discuss the Investment Properties, including its segmental profitability measure. Based on the information included in your audited segment footnote, the Investment Properties’ profitability measure of segmental EBITDA is considerably higher than that of the Pioneer Hotel segment. Please discuss the significance of the Investment Properties’ segment to your results of operations. Your discussion should also address the fact that although the Pioneer Hotel segment contributes the majority of net operating revenues, its profitability measure is significantly lower than that of the Investment Properties segment, and whether you believe this trend with continue.

Response: Management will in future filings include a more descriptive analysis of its Investment Properties and the impact the Investment Properties segment has on overall Company financial performance as compared to other segments. However, the Company will not include EBITDA measures in the discussion based on our response to Question 1.

Financial Statements:

Consolidated Statement of Operations, page 28

3.	Reference is made to your classification of gains (losses) on sale of assets as other income. In accordance with the guidance in paragraph 45 of SFAS 144 as well as footnote 68 in Staff Accounting Bulletin No. 104 (Topic 13), you should classify gains (losses) from the sale of assets within operating income in the consolidated statements of operations. Please revise accordingly.

Response: In future filings, we will revise the gains or losses from the sale or disposal of assets in accordance with paragraph 45 of SFAS No. 144 and include appropriate gains and losses within operating income in the consolidated statements of operations.

Note 17 – Segment Information, Page 45

4.	In accordance with the guidance in paragraph 32(b) of SFAS No. 131, please reconcile the total of the reportable segments measure of profit and loss (i.e., EBITDA) to the company’s consolidated Loss before Income Tax Benefit, as reported in your consolidated statement of operations.

Response: Based on our response to Question 1, in future filings the Company will not include the non-GAAP measurement tool EBITDA and will, therefore, not include the reconciliation of this measurement to its consolidated losses before income taxes.

Mr. Joseph A. Foti

Securities and Exchange Commission

February 8, 2006

Please feel free to contact the undersigned at (702) 732-9120 x229 if you have any questions or if you need additional information.

Very truly yours,

/s/ John Garner
John Garner
Senior Vice President, Secretary, Treasurer and Chief Financial Officer

cc:	Mike Bonner
Paul Lowden
Peter Zofrea
Steve Comer

Beverly A. Singleton, Staff Accountant, SEC